U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

08028210

8-37180

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE
Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5
Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Wachovia Securities, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

901 East Byrd Street 13th Floor
(No. and Street)

Richmond	VA	23219
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David R. Hopkins (314) 955-8999
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

KPMG, LLP

1021 East Cary Street, Suite 2000	Richmond	VA	23219
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, David R. Hopkins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement pertaining to the firm of Wachovia Securities, LLC as of December 31, 2007, is true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer except as follows:

None

Name David R. Hopkins
Title Chief Financial Officer

Notary Public

PATRICIA E PRUETT
Notary Public - Notary Seal
State of Missouri, St Louis County
Commission # 07043493
My Commission Expires Apr 30, 2011

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
	(c)	Statement of Income
	(d)	Statement of Cash Flows
	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a5(e)(3)

KPMG LLP
Suite 2000
1021 East Cary Street
Richmond, VA 23219-4023

Independent Auditors' Report

The Board of Directors
Wachovia Securities, LLC:

We have audited the accompanying consolidated statement of financial condition of Wachovia Securities, LLC, and subsidiaries (the Company), a wholly owned limited liability company of Wachovia Securities Financial Holdings, LLC, as of December 31, 2007, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Wachovia Securities, LLC and subsidiaries as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 22, 2008

WACHOVIA SECURITIES, LLC
(A Wholly Owned Limited Liability Company of
Wachovia Securities Financial Holdings, LLC)

Consolidated Statement of Financial Condition

December 31, 2007

(In thousands)

Assets		
Cash and cash equivalents	$	102,022
Cash segregated under federal and other regulations		38,801
Securities purchased under agreements to resell		558,735
Receivable from brokers, dealers and clearing organizations		177,176
Securities owned, at fair value		992,218
Property, equipment and leasehold improvements, net		98,093
Receivable from affiliates		69,538
Loans and notes receivable from financial advisors, net		621,142
Goodwill and other intangible assets		952,299
Other assets		211,230
Total assets	$	3,821,254
Liabilities and Member's Equity		
Securities sold under agreements to repurchase	$	114,378
Payable to customers		6,748
Securities sold, not yet purchased, at fair value		181,869
Payable to affiliates		10,512
Accrued compensation and benefits		370,536
Deferred compensation plan liabilities		467,260
Accrued expenses and other liabilities		227,320
Total liabilities		1,378,623
Subordinated borrowings		417,000
Member's equity		2,025,631
Total liabilities and member's equity	$	3,821,254

See accompanying notes to the Consolidated Statement of Financial Condition.

(1) Organization and Basis of Presentation

Wachovia Securities, LLC (the Company) is a wholly owned limited liability company of Wachovia Securities Financial Holdings, LLC (WSFH), a majority-owned consolidated subsidiary of Wachovia Corporation (Wachovia). WSFH serves as the holding company for the retail brokerage and clearing businesses contributed by Wachovia and Prudential Financial, Inc. (Prudential) and is headquartered in Richmond, Virginia. Wachovia and Prudential own 62% and 38%, respectively, of WSFH. WSFH's principal operating subsidiaries are the Company, First Clearing, LLC (FCLLC) and Wachovia Securities Financial Network, LLC (FINET). See note 17.

The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC), a futures commission merchant with the Commodity Futures Trading Commission (CFTC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's business activities include securities and commodities brokerage, investment advisory and asset management services. The Company clears substantially all of its securities brokerage transactions through FCLLC on a fully-disclosed basis. The Company clears its commodities transactions through Prudential Futures Derivatives, LLC on a fully-disclosed basis.

The consolidated Statement of Financial Condition includes the accounts of Wachovia Securities, LLC and its subsidiaries. All material intercompany balances have been eliminated in consolidation.

The preparation of the consolidated Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated Statement of Financial Condition. Actual results could differ from those estimates.

(2) Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Customers' securities and commodities transactions are recorded on a settlement date basis. Customer securities and commodities positions are not reflected in the Consolidated Statement of Financial Condition as the Company does not have title to these assets.

Securities owned and securities sold, not yet purchased, are carried at fair value, and securities not readily marketable are carried at estimated fair value.

Securities Purchased/Sold Under Agreements to Resell/Repurchase

Transactions involving purchases of securities under agreements to resell (resale agreements) or sales of securities under agreements to repurchase (repurchase agreements) are accounted for as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts plus accrued interest. These transactions are primarily repurchase agreements of United States government and agency securities and corporate bonds. The Company offsets resale agreements and repurchase agreements with the same counterparty executed under legally enforceable netting agreements that meet the accounting requirements of the right of offset. The Company manages the credit risk associated with these transactions by monitoring the fair value of the collateral obtained, including accrued interest, and by requesting additional collateral when deemed appropriate. It is the Company's policy to obtain possession of securities purchased under agreements to resell.

Fair Value

Cash and cash equivalents, cash segregated under federal and other regulations, securities owned, and securities sold, not yet purchased are carried at fair value.

Securities purchased under agreements to resell, receivable from brokers, dealers and clearing organizations, receivable from affiliates, loans and notes receivable from financial advisors, short term borrowings, securities sold under agreements to repurchase, payable to brokers, dealers and clearing organizations, payable to affiliates and subordinated borrowings are recorded at amounts that approximate fair value. The fair value of these items is not materially sensitive to shifts in market interest rates because of the limited term to maturity and/or the variable interest rates of many of these instruments.

Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements are recorded at cost net of accumulated depreciation and amortization. Depreciation of property and equipment is recognized on a straight-line basis using estimated useful lives which generally range from three to ten years. Leasehold improvements are amortized over the lesser of the estimated useful life of the improvement or the remaining term of the lease.

Goodwill and Other Intangible Assets

Goodwill is not subject to amortization but is subject to impairment testing on an annual basis, or more frequently, if events or circumstances indicate possible impairment. This test involves comparing the fair value of the business to its carrying amount. If the fair value is less than the carrying amount, a further test is required to measure the amount of impairment.

The Company's most recent impairment evaluation indicated that none of the Company's goodwill or intangible assets that do not have a finite useful life was impaired.

Identified intangible assets that have a finite useful life are amortized in a manner that approximates the estimated decline in the economic value of the identified intangible assets. Identified intangible assets are periodically reviewed to determine whether there have been any events or circumstances to indicate the recorded amount is not recoverable. If the valuation of the intangible assets of the Company is less than their carrying amount, a loss is recognized to reduce the carrying amount to fair value, and when appropriate, the amortization period is also reduced.

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity pursuant to Treasury Regulation Section 301.7701-3 for federal income tax purposes. Generally, disregarded entities are not subject to entity-level federal or state income taxation and, as such, the Company is not required to provide for income taxes under Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*. The Company's taxable income becomes taxable to the respective members of WSFH due to the treatment of WSFH as a non-taxable flow-through partnership entity for federal income tax purpose. However, certain states and foreign jurisdictions do subject the Company to entity-level taxation as a single member limited liability company; therefore, the related state and foreign taxes have been provided on a small portion of the Company's taxable income.

Other

Other assets consist primarily of accrued revenue, interest receivable, prepaid and deferred expenses. Accrued expenses and other liabilities consist primarily of trade payables and liabilities associated with the purchase price adjustments on leased premises and vacant space accruals related to the contribution of Prudential's retail brokerage business to the Company. See note 8.

(3) Cash Segregated Under Federal and Other Regulations

Cash of $38,801 has been segregated in a special reserve bank account for the benefit of customers under SEC Rule 15c3-3 (the Customer Protection Rule). At December 31, 2007, no cash or securities were required to be segregated under the Commodity Exchange Act (CEA) as there were no funds deposited by customers held by the Company or funds accruing to customers owned by the Company as a result of trades or contracts.

(4) Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Receivable from and payable to brokers, dealers and clearing organizations consist primarily of transactions with FCLLC in connection with the fully-disclosed clearing agreement. See note 13.

(5) Loans and Notes Receivable from Financial Advisors

Loans and notes receivable from financial advisors represent amounts provided to financial advisors primarily as recruitment incentives in addition to amounts provided for attaining certain production levels and assets under management. Certain amounts provided to financial advisors as

(Dollars in thousands, except where noted)

loans or notes receivable are forgiven or repaid either as a percentage of the financial advisors gross production or on a fixed repayment schedule.

The Company has established an allowance for doubtful accounts to offset amounts deemed uncollectible from financial advisors who are no longer employed by the Company. Loans and notes receivable from financial advisors are reported net of the allowance for doubtful accounts of $39,108 at December 31, 2007.

(6) Securities Owned and Securities Sold, Not Yet Purchased

At December 31, 2007, securities owned and securities sold, not yet purchased consist of the following, at fair value:

	Securities owned	Securities sold, not yet purchased
Bankers' acceptances, commercial paper, and certificates of deposit	$ 6,904	$ 6,487
U.S. government and agency obligations	192,439	150,801
State and municipal government obligations	100,581	2,788
Corporate obligations	39,600	16,353
Stocks and warrants	494,990	5,440
Money market fund	156,834	—
Other securities	870	—
Total	$ 992,218	$ 181,869

(7) Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements consist of the following at December 31, 2007:

Property and leasehold improvements	$ 153,333
Communications and computer equipment	203,731
Furniture and equipment	92,536
	449,600
Accumulated depreciation and amortization	(351,507)
Total	$ 98,093

(Dollars in thousands, except where noted)

(8) Goodwill and Other Intangible Assets

The changes in the carrying amount of goodwill for the year ended December 31, 2007 are as follows:

Balance, January 1, 2007	$	849,487
Purchase accounting adjustments		(6,948)
Balance, December 31, 2007	$	842,539

The purchase accounting adjustments were the result of the purchase price allocated to assets and liabilities of Prudential's retail brokerage business contributed to the Company. The purchase accounting adjustments related primarily to the release of vacant space accrued liabilities funded through goodwill due to sublease terms on properties leased by WSFH becoming more favorable than originally estimated. Because these vacant space accrued liabilities were originally recorded on WSFH, the related adjustment impacted member's equity of the Company. Other adjustments related primarily to severance liabilities associated with employees terminated as a result of the Prudential transaction.

At December 31, 2007, the gross carrying value of the customer relationship intangible assets and the related accumulated amortization amounted to $171,638 and $61,878, respectively. These intangible assets have a weighted average amortization period of 21 years.

(9) Short term borrowings

At December 31, 2007, the Company had available $1,145,000 in uncommitted unsecured lines of credit with various unaffiliated financial institutions. The full amount of these lines of credit is also available to FCLLC and $575,000 of these lines of credit is available to WSFH. At December 31, 2007, the Company and WSFH had no balance outstanding and FCLLC had a $75,000 balance outstanding on these unaffiliated lines of credit.

In addition, the Company had available $1,000,000 in an uncommitted secured line of credit with Wachovia Bank, N.A., an affiliated financial institution. The line of credit with Wachovia Bank, N.A. is collateralized by securities owned by the Company. The entire line of credit with Wachovia Bank, N.A. is also available to FCLLC. At December 31, 2007, the Company and FCLLC had no balance outstanding on this line of credit.

(10) Subordinated Borrowings

At December 31, 2007, the Company was indebted to The Prudential Insurance Company of America, a subsidiary of Prudential, for a $417,000 subordinated note due June 30, 2013. The note carries an interest rate that varies based on the London Interbank Offering Rate. At December 31, 2007, the interest rate was 6.28%. Interest on the principal balance of this note is paid quarterly in accordance with the subordinated loan agreement.

(Dollars in thousands, except where noted)

The Company also has a $300,000 subordinated revolving line of credit with Wachovia. The line bears interest at a rate to be negotiated at the time of each advance, and all advances are due to be repaid no later than December 19, 2013. At December 31, 2007, the Company had no borrowings outstanding on this line of credit.

These subordinated borrowings are available in computing net capital under SEC Rule 15c3-1 (the Net Capital Rule). To the extent that these borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

(11) Net Capital

The Company is subject to the Net Capital Rule, which requires the maintenance of minimum net capital, as defined. The Company has elected to use the alternative method, permitted by the Net Capital Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1,500 or 2% of aggregate debit balances arising from customer transactions, as defined. The Company is also subject to the CFTC's minimum financial requirements set forth in Regulation 1.17 of the CEA. At December 31, 2007, the Company's net capital amounted to $341,787 which was $340,287 in excess of its required net capital of $1,500.

The Consolidated Statement of Financial Condition as of December 31, 2007, reflects $7,369 of assets and liabilities attributable to subsidiaries and the elimination of intercompany balances which are not reflected in the unaudited statement of financial condition contained in Part II of Form X-17A-5 which is prepared on an unconsolidated basis. See note 15.

(12) Retirement, Stock and Deferred Compensation Plans

Retirement Plans

Substantially all employees of the Company with one year of service are eligible for participation in the matched savings plan of Wachovia. This plan permits eligible employees to contribute up to 30% of eligible compensation, as defined. Annually, on approval of the Wachovia Board of Directors, employee contributions to the matched savings plan may be matched up to 6% of the employee's eligible compensation, as defined. A 6% matching level was in place at December 31, 2007.

In addition, Wachovia provides postretirement benefits, principally health care and long term disability, to employees of the Company and its subsidiaries and their beneficiaries and dependents. Wachovia allocates expense to the Company and its subsidiaries for postretirement benefits based on employee compensation and the total cost incurred with respect to postretirement benefits on a consolidated basis. The actuarial and plan asset information pertaining to the employees of the Company is not segregated in Wachovia's postretirement plan calculation and is therefore not available.

(Dollars in thousands, except where noted)

Stock Compensation Plans

Wachovia has stock option plans under which incentive and nonqualified stock options may be granted periodically to certain employees of the Company. Restricted stock awards may also be granted under these plans.

Deferred Compensation Plans

The Company maintains an unfunded deferred award plan under which certain legacy Prudential employees were granted awards payable, subject to certain contingencies, in equivalent shares of a stock index fund at the end of a defined period, three to eight years from the initial award. This plan is not open to new participants. At December 31, 2007, the liability associated with this plan was $8,595 and is included in deferred compensation plan liabilities in the Consolidated Statement of Financial Condition.

Wachovia, on behalf of the Company, maintains an unfunded deferred compensation plan in which a select group of management or highly compensated employees are participants, as defined. This plan permits the participant to defer salary and/or incentive awards. For salary deferrals, the minimum deferral percentage is 10% with a maximum of 75%. For incentive deferrals, the minimum is 10% with a maximum of 90%. At December 31, 2007, the liability associated with this plan and other individually immaterial plans which operate in a similar manner was $75,901 and is included in deferred compensation plan liabilities in the Consolidated Statement of Financial Condition.

The Company maintains a funded deferred compensation and award plan in which legacy Prudential financial advisors and certain other employees are participants. Subject to certain contingencies, these awards are payable in shares of a stock index fund and/or Prudential common stock at the end of a defined three to eight year period. The costs related to the respective plans are deferred and amortized over the applicable vesting period. At December 31, 2007, the deferred expenses associated with these plans amounted to $8,761 and are included in other assets in the Consolidated Statement of Financial Condition. This plan is not open to new participants.

The Company maintains an unfunded deferred compensation and award plan in which eligible financial advisors are participants. This plan permits the participant to defer 5% to 85% of eligible incentive earnings, as defined. The plan has a three year vesting period. At December 31, 2007, the liability associated with this plan amounted to $142,237 and is included in deferred compensation plan liabilities in the Consolidated Statement of Financial Condition.

The Company provides deferred compensation retention awards to financial advisors based on their performance. The plans have a five to seven year vesting period. At December 31, 2007, the liability associated with these plans amounted to $15,149 and is included in deferred compensation plan liabilities in the Consolidated Statement of Financial Condition.

(Dollars in thousands, except where noted)

The Company maintains an unfunded deferred compensation and award plan in which eligible legacy Prudential financial advisors are participants. This plan permits the participant to defer 5% to 25% of eligible incentive earnings, as defined. Subject to certain contingencies, the Company can match from 33 1/3% to 200% of the participant's deferred incentive earnings. All deferred incentive earnings vest on January 31, 2008 or January 31, 2010 and all matched contributions made by the Company vest on January 31, 2010 or January 31, 2013. This plan is not open to new participants. At December 31, 2007, the liability associated with this plan amounted to $81,716 and is included in deferred compensation plan liabilities in the Consolidated Statement of Financial Condition.

The Company provides deferred compensation awards to financial advisors based on their performance. The plan has a five year vesting period. At December 31, 2007, the liability associated with these plans amounted to $117,353 and is included in deferred compensation plan liabilities in the Consolidated Statement of Financial Condition.

The Company provides other deferred compensation plans, which are individually immaterial, to financial advisors and its employees. The liability associated with these plans totaled $26,309 at December 31, 2007 and is included in deferred compensation plan liabilities in the Consolidated Statement of Financial Condition.

The Company has entered into a direct agreement with a counterparty to economically hedge the majority of its unfunded deferred compensation plan liability with prepaid forward contracts. The fair value of prepaid forward contracts purchased by the Company to hedge exposure to these plan liabilities amounts to $437,426 at December 31, 2007 and is included in securities owned, at fair value in the Consolidated Statement of Financial Condition. Unrealized gains or losses on these derivative contracts are recognized currently in the Consolidated Statement of Income as compensation and benefits expense.

The Company economically hedges exposure to certain deferred compensation liabilities for plans offered to financial advisors and certain other participants by purchasing financial instruments on the open market that approximate the balances held by a custodian on behalf of the plan participants. At December 31, 2007, the fair value of such securities was $23,660 and is included in securities owned, at fair value in the Consolidated Statement of Financial Condition.

(13) Transactions with Affiliated Parties

Service Agreements

The Company has entered into service agreements with Wachovia under which the Company receives certain technology and systems, operations, product support and administrative support services.

The Company contracts consultants and temporary employees through an agency that is a subsidiary of Wachovia.

The Company has entered into a service agreement with Evergreen Asset Management Co., LLC, (Evergreen Advisor), an affiliated company, under which Evergreen Advisor provides advisory services to the Company.

The Company has entered into a managed account program service agreement with Prudential Investments, LLC (PI), a subsidiary of Prudential, under which the Company receives certain reporting, research, sales support, and information systems services. At December 31, 2007, the Company had a prepaid balance of approximately $5,900 related to the managed program service agreement which is included in other assets in the Consolidated Statement of Financial Condition.

The Company also entered into a separate agreement with Prudential to receive equity research services. The Company has also entered into other service agreements with Prudential, none of which have an individually material impact on the consolidated financial statements.

Clearing Services

The Company has entered into a fully-disclosed clearing agreement with FCLLC to clear substantially all of its securities transactions. FCLLC collects revenues from customers on the Company's behalf from which it deducts its clearing service fees. At December 31, 2007, included in receivable from brokers, dealers, and clearing organizations in the Consolidated Statement of Financial Condition is $104,204 related to these transactions. FCLLC trades and settles securities on the behalf of the Company. At December 31, 2007, the Company had no balance payable to FCLLC related to these securities trading transactions.

FCLLC has entered into a clearing agreement with Prudential Investment Management Services LLC (PIMS), a subsidiary of Prudential, under which PIMS provides execution, clearance and other services to FCLLC on behalf of the Company, FINET and unaffiliated correspondent broker-dealers, with respect to investment companies available through certain of the Company's mutual fund wrap account products and programs, and transactions in shares of open-end investment companies.

Money Market and Bank Sweep

The Company earns fees from Prudential for servicing customers invested in Prudential sponsored money market funds and for certain asset management product related administrative services.

The Company has arrangements with Evergreen Investment Management Corporation (Evergreen), an affiliated mutual fund company, in which it receives various fees for servicing customers invested in Evergreen money market funds.

The Company has an arrangement with Wachovia under which it offers a bank deposit product through Wachovia Bank, N.A. to which customers may elect to have their available cash balances swept into overnight deposit accounts.

(Dollars in thousands, except where noted)

Referral fees

The Company earns fees from Wachovia and its affiliates for referring customers to Wachovia Bank, N.A. The Company also paid Wachovia Bank, N.A. referral fees for introducing its customers to the Company.

Other

At December 31, 2007, the Company has a demand note receivable from Everen Capital Corporation, a subsidiary of Wachovia and an indirect parent of the Company, totaling $48,054 which is included in receivable from affiliates in the Consolidated Statement of Financial Condition.

At December 31, 2007, the Company has other amounts receivable from Prudential, Wachovia and its affiliates totaling approximately $11,000.

The transactions with affiliates described above and the effect thereof on the accompanying consolidated financial statements may not necessarily be indicative of the effect that might have resulted from dealing with non-affiliated parties.

(14) Dividends

Pursuant to the Retail Brokerage Formation Agreement (the Agreement) by and between Wachovia and Prudential (the Members), WSFH, the Company's parent, is obligated to distribute to the Members 70% of its consolidated net earnings each quarter, determined in accordance with accounting principles generally accepted in the United States of America, before deduction for any expense related to the amortization of intangible assets (Distributable Cash). Since the amount of Distributable Cash retained by WSFH has now exceeded $263 million, the Members may now elect to receive up to 30% additional distributions as defined in the Agreement.

The Company's earnings constitute a material portion of Distributable Cash.

The Company's ability to make capital and certain other distributions is subject to the rules and regulations of the SEC, FINRA and various other regulatory agencies and exchanges.

(Dollars in thousands, except where noted)

(15) Consolidated Subsidiaries

The following is a summary of certain financial information of the Company's consolidated subsidiaries at December 31, 2007:

		Wachovia Securities, LLC stand alone	Other Subsidiaries	Eliminations/ Other		Wachovia Securities, LLC Consolidated
Total assets	$	3,813,885	30,874	(23,505)	$	3,821,254
Member's equity		2,024,301	24,835	(23,505)		2,025,631

The Company prepares Part II of Form X-17A-5 on an unconsolidated basis. Accordingly, $7,369 of assets and liabilities have been excluded from the computation of net capital pursuant to the Net Capital Rule. See note 11.

(16) Commitments and Contingent Liabilities

Lease Obligations

The Company leases office space primarily related to its branch network and home offices under operating leases expiring at various dates through 2017. Minimum future rental payments required under such leases and minimum future sublease income to be received, that have initial or remaining non-cancelable lease terms in excess of one year at December 31, 2007 are as follows:

		Operating leases	Non-cancelable subleases
Years ending December 31:			
2008	$	101,028	2,706
2009		89,788	2,245
2010		75,997	1,866
2011		58,879	1,479
2012		42,858	1,060
Thereafter		67,643	1,429

Minimum future rental commitments do not include operating leases entered into by Wachovia for which the Company shares rent expense. Wachovia allocates rent expense to the Company for its share of rent expense incurred under these operating leases. See note 17.

Some of the Company's leases contain escalation clauses and renewal options.

Litigation

The Company has been named as a defendant in various legal actions arising from its normal business activities in which damages in various amounts are claimed. Although the amount of any

(Dollars in thousands, except where noted)

ultimate liability with respect to such matters cannot be determined, in the opinion of management, based on the opinions of counsel, any such liability will not have a material impact on the Company's consolidated financial position. Wachovia and Prudential have agreed to indemnify the Company for any losses due to a claim against the Company which arises from an action, omission to act, condition or event that first occurred prior to July 1, 2003 whether or not such action, omission, condition or event continues after July 1, 2003. The Company will not, however, be indemnified by Wachovia or Prudential for a claim that arises from any such action, omission, condition or event to the extent it continues to occur following the 270th day after July 1, 2003.

Other Contingencies

Some contracts that the Company enters into in the normal course of business include indemnification provisions that obligate the Company to make payments to the counterparty or others in the event certain events occur. These contingencies generally relate to changes in the value of underlying assets, liabilities, or equity securities or upon the occurrence of events, such as an adverse litigation judgment or an adverse interpretation of the tax law. The indemnification clauses are often standard contractual terms and were entered into in the normal course of business based on an assessment that the risk of loss would be remote. Since there are no stated or notional amounts included in the indemnification clauses and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur, the Company is not able to estimate the maximum potential amount of future payments under these indemnification clauses. There are no amounts reflected on the Consolidated Statement of Financial Condition as of December 31, 2007, related to these indemnification clauses.

The Company introduces, on a fully-disclosed basis, substantially all of its customer transactions to affiliated clearing broker-dealers, with whom it has a correspondent relationship for clearance and depository services in accordance with the terms of its clearance agreement. In connection therewith, the Company has agreed to indemnify the affiliated broker-dealers for losses that they may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities and/or commodities transactions. At December 31, 2007, substantially all customer obligations were collateralized by securities with a fair value in excess of the obligations.

(17) Subsequent Event

On May 31, 2007, Wachovia announced the signing of a definitive merger agreement with A.G. Edwards, Inc., a retail brokerage firm headquartered in St. Louis, Missouri. The merger was completed on October 1, 2007, for an aggregate purchase price of $6,843,000, reflecting total assets of $10,666,000, including intangible assets of $5,000,000, and total liabilities of $3,823,000. Of the total intangible assets, $850,000 was related to a customer relationship intangible asset and $4,100,000 to goodwill. The A.G. Edwards retail brokerage business was contributed to the Company on January 1, 2008. As of October 1, 2007, substantially all of the acquired net assets of A.G. Edwards were related to its retail brokerage business. The combined retail brokerage

organization will be headquartered in St. Louis, Missouri. The integration activity is expected to continue through 2009. All fair values are preliminary and subject to change as additional information as of the merger date becomes available and as exit plans are finalized.